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                             February 9, 2021

       Bradley J. Nattrass
       Chief Executive Officer
       urban-gro, Inc.
       1751 Panorama Point, Unit G
       Lafayette, CO 80026

                                                        Re: urban-gro, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-250120

       Dear Mr. Nattrass:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Prospectus Cover

   1. When updating your prospectus cover to reflect a more recent sale price of your common stock, please include,
for comparison purposes, disclosure of the sale price of your common stock prior to
the recent price volatility in your stock. For example, please disclose the price at
which your stock was trading 30 days prior to your filing. Also describe the recent
price volatility in your stock and briefly disclose any known risks of investing in your stock
under these circumstances.
 Bradley J. Nattrass
FirstName  LastNameBradley J. Nattrass
urban-gro, Inc.
Comapany9,Nameurban-gro,
February    2021         Inc.
February
Page 2 9, 2021 Page 2
FirstName LastName
Risk Factors
"Our stock price could be extremely volatile...", page 19

2.       We note your disclosure that    [e]ven if a trading market develops,
the market price of
         [y]our common stock may be highly volatile and could be subject to wide fluctuations.
         Please include intra-day stock price range information that covers a period of time sufficient to demonstrate the recent price volatility and address the impact on investors.
         To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.
3. Please consider whether your recent increase in price volatility exposes your common stock to short sale risk. If so, please consider disclosing the risks associated with your
         common stock being    shorted,    what typically happens following a
short squeeze, and the
         impact on investors that purchase shares during this time.
4. We note the significant number of shares you are offering relative to the number currently outstanding. Include a risk factor that addresses the impact that the offering could have on your stock price and on investors.
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Michael Bradshaw, Esq.